SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES 1934 ACT OF 1934

AVG TECHNOLOGIES N.V.

(Name of Subject Company)

AVG TECHNOLOGIES N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, Nominal Value €0.01 Per Share

(Title of Class of Securities)

N07831105

(CUSIP Number of Class of Securities)

Harvey J. Anderson

AVG Technologies N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

Netherlands

+31-20-5226210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Peter M. Lamb

Richard V. Smith

Orrick, Herrington & Sutcliffe LLP

1000 Marsh Road

Menlo Park, California 94205

(650) 614-7400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on July 29, 2016 (together with the exhibits and annexes thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by AVG Technologies N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “AVG”). The Schedule 14D-9 relates to the tender offer by Avast Software B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) (“Purchaser”) organized under the laws of The Netherlands and a direct wholly owned subsidiary of Avast Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Parent” or “Avast”), to purchase all outstanding ordinary shares, nominal value €0.01 per share, of the Company (the “Shares”) at a purchase price of $25.00 per Share (the “Offer Price”), in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 27, 2016 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended and supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The initial expiration time of the Offer is at 11:59 p.m., New York City time, on August 31, 2016, unless the Offer is extended or earlier terminated as permitted by the Purchase Agreement and applicable law.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 under the heading “(b) Background of the Purchase Agreement; Reasons for Recommendation – Background of the Purchase Agreement” is hereby amended and supplemented by adding the following paragraph at the end of such section:

“On August 9, 2016, Gary Kovacs, AVG’s Chief Executive Officer, included the following statements in an internal communication to AVG employees: (i) ‘there is tremendous belief in the benefits of aligning the two companies’ and (ii) ‘This, again, shows that the benefits of the combination of AVG and Avast are real and strong.’”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 under the heading “(b) Regulatory and Other Approvals” is hereby amended and supplemented by adding the following paragraph after the tenth paragraph of such section:

“On August 12, 2016, the FTC and the Antitrust Division granted early termination of the waiting period under the HSR Act applicable to the Offer. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. On August 9, 2016, Purchaser and AVG submitted their notification under the German Act Against Restraints of Competition to the FCO, and the waiting period under the German Act Against Restraints of Competition expires on September 9, 2016, unless earlier terminated or extended by the FCO. On August 10, 2016, Purchaser and AVG submitted their notification under the Austrian Cartel Act to the AFCA, and the waiting period under the Austrian Cartel Act expires on September 7, 2016, unless the waiting period is earlier terminated or extended by the AFCA.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVG TECHNOLOGIES N.V.

By:	/s/ Gary Kovacs
	Name:	Gary Kovacs
	Title:	Chief Executive Officer

By:	/s/ Jeffrey Ross
	Name:	Jeffrey Ross
	Title:	Chief Financial Officer

Dated: August 15, 2016